February 10, 2009
David R. Humphrey
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 3561
Washington, DC 20549

Re:	Burger King Holdings, Inc. Form 10-K for the year ended June 30, 2008 File No. 001-32875
Dear Mr. Humphrey:
This letter responds to comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated January 26, 2009 and received on January 27, 2009 regarding the Burger King Holdings, Inc. Form 10-K for the year ended June 30, 2008 (the “2008 Form 10-K”). Please note that for the Staff’s convenience we have recited the Staff’s comment and provided the Company’s response to the comment immediately thereafter.
Form 10-K for the year ended June 30, 2008
Management’s Discussion and Analysis
Overview, page 42
1.	We note that you present a summary of revenues and income from operations by reportable segment. In addition to this summary, we believe you should present a summary of your revenues and operating income generated by your two principal business activities, operation of Company-owned restaurants and franchise operations. We believe this summary would assist investors in understanding that, although the majority of your revenues are generated by your Company-owned restaurants, the operating margin of such restaurants is substantially lower than the operating margin of your franchise operations. See FR-72 for guidance.

We acknowledge the Staff’s comment. However, we respectfully submit that the disclosure in the 2008 Form 10-K provides a narrative explanation of the Company’s financial statements that enables investors to see the Company through the eyes of management and to fully understand how the business is operated and the financial results are generated. The Company’s restaurant system includes restaurants owned by the Company and by franchisees. However, the Company does not operate two distinct principal business activities; rather, the operation of Company-owned restaurants and the franchise operations are fully integrated. The Company operates based on its geographic segments and employs personnel that supports and benefits its geographic segments and the brand’s restaurants system-wide.

David R. Humphrey
U.S. Securities and Exchange Commission
February 10, 2009

As discussed in the Business section in paragraph 2 on page 3 and in Management’s Discussion and Analysis of Financial Condition and Results of Operations in paragraph 1 on page 43 of the Company’s 2008 Form 10-K, the Company generates revenues from three sources: (1) retail sales at Company restaurants; (2) franchise revenues, consisting of royalties based on a percentage of sales reported by franchise restaurants and franchise fees paid to the Company by its franchisees; and (3) property income from restaurants that the Company leases or subleases to franchisees. As required by Rule 5-03(b)(1) of Regulation S-X and to provide transparency to investors, the Company states separately these three different sources of revenue on the face of the Company’s Statements of Income. The Company also provides, under the caption “Company Restaurant Expenses” on the face of its Statements of Income, those costs and expenses directly tied to the generation of Company restaurant revenues. As discussed in paragraph 3 on page 43 of the Company’s 2008 Form 10-K, Company Restaurant Expenses include three types of operating expenses: (i) food, paper and other product costs, which represent the costs of the products that we sell to customers in Company restaurants; (ii) payroll and employee benefits costs, which represent the wages paid to Company restaurant managers and staff, as well as the cost of their health insurance, other benefits and training; and (iii) occupancy and other operating costs, which represent all other direct costs of operating our Company restaurants, including the cost of rent or real estate depreciation (for restaurant properties owned by us), depreciation on equipment, repairs and maintenance, insurance, restaurant supplies and utilities. These are the same types of costs that are incurred by our franchisees in the operation of their restaurants.

As mentioned above, the Company’s franchise revenues consist of royalties based on a percentage of sales reported by franchise restaurants and franchise fees paid to the Company by its franchisees. Royalty payments are paid pursuant to franchise agreements between the Company and franchisees for the use of the Company’s intellectual property in their restaurants. Consequently, once the franchise agreement is executed the Company does not expend significant direct funds to generate franchise revenues.

The Company’s “Total Operating Costs and Expenses” as set forth on the face of its Statements of Income are those expenses that are generated by each of the business segments and the corporate office in order to support and develop the Burger King brand in each of our geographic markets. For example, selling, general and administrative expenses (“SG&A”) include the Company contributions to the advertising funds for use in local and national markets, marketing costs and expenses associated with the development of promotional tie-ins, and all costs and expenses associated with research and development of products, equipment and initiatives. These costs and expenses are integral to the development of the brand and therefore would be required whether the system was comprised solely of franchise restaurants, company restaurants or, as is the case, a combination of the two. As stated in paragraph 5 on page 43 of the Company’s 2008 Form 10-K, SG&A also includes the costs of field management for Company and franchise restaurants and costs associated with the Company’s operational excellence programs (including program staffing, training and Clean & Safe certifications). At the corporate level, SG&A includes, among other things, the costs of management information systems initiatives, which are developed for utilization at all Burger King restaurants in a geographic region. Each of these marketing, product and operational

David R. Humphrey
U.S. Securities and Exchange Commission
February 10, 2009

initiatives is created and developed for implementation in all Burger King restaurants in a geographic segment and is intended to ensure compliance with the Burger King standards by all restaurants in the region. The Company believes that the costs and expenses incurred in connection with these activities are directly tied to increasing the value of the Burger King brand by increasing consumer demand for Burger King products and ensuring that the customer has a uniform experience when eating at a Burger King restaurant, irrespective of whether it is a Company-owned or franchise-owned restaurant. These costs and expenses are administrative in nature and are therefore captured in selling, general and administrative expenses on the face of our Statements of Income as required by Rule 5-03(b)(4) of Regulation S-X.
The line “Other operating (income) expenses, net” on the Company’s Statements of Income includes income and expenses that are not directly derived from the Company’s primary business such as gains and losses on asset and business disposals, write-offs associated with Company restaurant closures, impairment charges, settlement losses recorded in connection with acquisitions of franchise operations, gains and losses on foreign currency transactions, gains and losses on foreign currency forward contracts and other miscellaneous items.

Based on the Company’s integrated operations, the Company does not calculate an “operating margin” for either Company restaurants or franchise operations. The term “Company restaurant margins,” which is utilized in the Company’s 2008 Form 10-K to explain changes in income from operations, is calculated as “Company restaurant revenues” minus direct “Company restaurant expenses,” and therefore represents the gross margin of Company restaurants, rather than a measure of “operating margin.” As the Company’s above restaurant-level operating costs and expenses are associated with the business as a whole, and not with respect to any specific revenue source, the Company believes that presentation of the Company’s operating income and operating margin, on an integrated basis, reflects how the business is operated and revenues are generated.

2.	In connection with the presentation of a summary of your operations, as suggested above, we believe you should add disclosure of (i) the disadvantages and risks of your restaurant ownership mix similar to the discussion on page 22, and (ii) the fact that your operating results are closely tied to the success of your franchisees.

We acknowledge the Staff’s comment. However, we respectfully submit that with respect to our 2008 Form 10-K, we believe we have adequately disclosed the disadvantages and risks of our restaurant ownership mix and the fact that our operating results are closely tied to the success of our franchisees. Specifically, in the Business section, in paragraph 2 on page 3, we state that “[a]pproximately 90% of our restaurants are franchised and we have a higher percentage of franchise restaurants to Company restaurants than our major competitors in the FFHR category,” and in the second bullet under “Our Competitive Strengths” on page 4, we state that “[a]lthough we believe that this restaurant ownership mix is beneficial to us, it also presents a number of drawbacks, such as our limited control over franchisees and limited ability to facilitate changes in restaurant ownership.” We also disclose in our 2008 Form 10-K that we are subject to a number of risks as a result of this ownership mix. Please refer to pages 22-24 of the Risk

David R. Humphrey
U.S. Securities and Exchange Commission
February 10, 2009

Factors section of our 2008 Form 10-K and specifically to the risk factors captioned as follows:
•	“Approximately 90% of our restaurants are franchised and this restaurant ownership mix presents a number of disadvantages and risks;”

•	“Our franchisees are independent operators, and we have limited control over their restaurant operations or their decision to invest in other businesses;”

•	“Our operating results depend on the effectiveness of our marketing and advertising programs and franchisee support of these programs;”

•	“Our operating results are closely tied to the success of our franchisees;” and

•	“There can be no assurance that the franchisees can or will renew their franchise agreements with us.”
We did not provide disclosure regarding the disadvantages and risks associated with our restaurant ownership mix and the fact that our operating results are closely tied to the success of our franchisees within the MD&A section of our 2008 Form 10-K based in large part on the following two reasons: (i) an “introduction or overview should not be a duplicative layer of disclosure;” and (ii) “[a]n introduction or overview, by its very nature, cannot disclose everything and should not be considered by itself in determining whether a company has made full disclosure.” (SEC’s Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350; 34-48960; FR-72)

However, to address the Staff’s concerns and in light of the fact that our Form 10-Qs do not contain a Business section nor all of the risk factors that we are subject to as a result of having a highly franchised business model, but only material changes to these risk factors and new risk factors that present themselves in subsequent quarters, we propose including the following disclosure in the Overview section of the MD&A in future Form 10-Qs filed with the SEC:
“Approximately 90% of our restaurants are franchised and we do not expect the percentage of franchise restaurants to change significantly as we implement our growth strategy. We believe that this restaurant ownership mix is beneficial to us because the capital required to grow and maintain our system is funded primarily by franchisees while giving us a sizable base of company restaurants to demonstrate credibility with our franchisees in launching new initiatives. However, our franchise dominated business model also presents a number of drawbacks and risks, such as our limited control over franchisees and limited ability to facilitate changes in restaurant ownership. In addition, our operating results are closely tied to the success of our franchisees, and we are dependent on franchisees to open new restaurants as part of our growth strategy.”

David R. Humphrey
U.S. Securities and Exchange Commission
February 10, 2009

Consolidated Statements of Operations, page 72
3.	We note that your franchise revenues are greater than 10% of your total revenues. As a result, the costs and expenses applicable to your franchise revenues should be stated separately on the face of your statements of income. See Rule 5-03(b)(1) and (2) of Regulation S-X. Similarly revise your Selected Financial Data on page 38.

We acknowledge the Staff’s comment. However, please note that the Company believes that its Statements of Income and Selected Financial Data in the 2008 Form 10-K comply with the requirements of Rule 5-03(b)(1) and (2) of Regulation S-X. As stated in our response to Comment 1 above, our franchise revenues consist of royalties based on a percentage of sales reported by franchise restaurants and franchise fees paid to the Company by its franchisees. Royalty payments are paid pursuant to franchise agreements between the Company and the franchisees for the use of the Company’s intellectual property in their restaurants.

As stated on page 9 of the 2008 Form 10-K, “the typical franchise agreement in the United States and Canada has a 20-year term (for both initial grants and renewals of franchises) and contemplates a one-time franchise fee of approximately $50,000 (which may be reduced), which must be paid in full before the restaurant opens for business, or in the case of renewal, before expiration of the current franchise term.” In addition, to the one-time fee, most franchise agreements provide for the franchise restaurants to pay the Company a monthly royalty based on gross sales. This rate is fixed for the term of the agreement. In the United States this franchise rate is typically 4.5% of gross sales for agreements entered into after June 30, 2003. Consequently, once the franchise agreement is executed the Company does not expend significant direct funds to generate franchise revenues.

As stated above in response to the Staff’s Comment 1, the Company’s infrastructure above the Company-restaurant level is designed to support the development of the Burger King brand and increase the profitability of both company-owned and franchise restaurants. For example, the Company’s SG&A includes costs and expenses relating to national and local advertising, and the development of promotional tie-ins which benefit both company and franchise restaurants in the relevant market. These costs and expenses are integral to the development of the brand and therefore would be required whether the system was comprised solely of franchise restaurants, company restaurants or, as is the case, a combination of the two. SG&A also includes costs associated with the research and development of products, equipment and operational initiatives. For example, as discussed on page 6 — 7 of the 2008 Form 10-K, in each of the geographic segments we have designed and implemented various initiatives which are aimed at expanding the profitability of all restaurants in the Burger King system, including a more efficient broiler, smaller restaurant designs, and a product menu that expands the brand’s high-margin indulgent products and its value products. Each of these marketing, product and operational initiatives is created and developed for implementation in all Burger King

David R. Humphrey
U.S. Securities and Exchange Commission
February 10, 2009

restaurants in a geographic segment and is intended to ensure compliance with the Burger King standards by all system restaurants in the region.

We note that Rule 5-03(b)(1) and (2) of Regulation S-X requires registrants to state separately costs and expenses directly related to sales and revenues. We interpret this rule to mean those costs and expenses directly related to sales activities or the generation of revenues. While the costs discussed above are designed to increase customer demand for Burger King products and enhance the profitability of each Burger King restaurant, they benefit company-restaurants and franchise restaurants equally. Furthermore, all of these costs are administrative in nature and are therefore captured in selling, general and administrative expenses on the face of our Statements of Income as required by Rule 5-03(b)(4) of Regulation S-X.

However, to add clarity we propose modifying the paragraph on “selling, general and administrative expenses” in the Overview section of the MD&A in future Form 10-Ks and Form 10-Qs as follows (new language is underlined):
“Our selling, general and administrative expenses include the costs of field management for Company and franchise restaurants, costs of our operational excellence programs (including program staffing, training and Clean & Safe certifications), corporate overhead, including corporate salaries and facilities, advertising and bad debt expenses, net of recoveries and amortization of intangible assets. We operate our business on an integrated basis and therefore our marketing, product and operational initiatives are created and developed for implementation in all Burger King restaurants in a geographic segment. We believe that our current staffing and structure will allow us to expand our business globally without increasing general and administrative expenses significantly.”

David R. Humphrey
U.S. Securities and Exchange Commission
February 10, 2009

     In addition, as requested in your letter dated January 26, 2009, the Company hereby acknowledges:
•	that it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, please feel free to contact the undersigned at 305-378-3000 or our counsel, Kara MacCullough, at 305-789-7548.

Very truly yours, BURGER KING HOLDINGS, INC.
/s/ Ben K. Wells
Ben K. Wells
Chief Financial Officer